UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER (12) G OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 333-104887-03
SLM Funding LLC
(Exact Name of Registrant as Specified in its Charter)
12061 Bluemont Way, Reston, VA 20190 703/984-6419
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
SLM Student Loan Trust 2003-9
Floating Rate Student Loan-Backed Securities

(Title of each class of securities covered by this form)
$275,000,000 Floating Rate Class A-1 Student Loan-Backed Notes
$409,000,000 Floating Rate Class A-2 Student Loan-Backed Notes
$262,000,000 Floating Rate Class A-3 Student Loan-Backed Notes
$528,672,000 Floating Rate Class A-4 Student Loan-Backed Notes
$46,079,000 Floating Rate Class B Student Loan-Backed Notes
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1) (i)	☐	Rule 12h-3 (b) (1) (i)	☒
Rule 12g-4 (a) (1) (ii)	☐	Rule 12h-3 (b) (1) (ii)	☐
Rule 12g-4 (a) (2) (i)	☐	Rule 12h-3 (b) (2) (i)	☐
Rule 12g-4 (a) (2) (ii)	☐	Rule 12h-3 (b) (2) (ii)	☐
		Rule 15d-6	☒
Approximate number of holders of record as of the certification or notice date: 15
Pursuant to the requirements of the Securities Exchange Act of 1934, SLM Student Loan Trust 2003-9 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SLM STUDENT LOAN TRUST 2003-9

By:	Chase Bank USA, National Association
not in its individual capacity but solely as Eligible Lender Trustee

By:	/S/ JOHN J. CASHIN

Name:	John J. Cashin
Title:	Vice President